P.E. 6/30/06
AR/S


06048342

T H I N K > L I G H T I N G

T H I N K > G R A P H I C S

T H I N K > T E C H N O L O G Y


SEC MAIL
RECEIVED
PROCESSING
OCT 16 2006
WASH. DC
213
SECTION

T H I N K >


LSI
Industries™

2 0 0 6 A N N U A L R E P O R T


PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

YEARS

THINK >

LIGHTING


Mobil







THINK > IMAGE

LSI Industries is an image solutions company, combining integrated design, manufacturing, and technology to supply high quality lighting fixtures and graphics elements for applications in the retail, specialty niche, and commercial markets. The Company's Lighting Segment produces high performance products dedicated to outdoor, architectural outdoor, indoor, architectural indoor and accent/downlight applications. The Company's Graphics Segment provides a vast array of products and services, including signage, menu board systems, active digital signage, decorative fixturing, design support, and engineering and project management for custom programs for today's retail environment. The Technology Segment designs, produces and supports high-performance light engines and large format video screens using LED technology and also provides digital signage products. LSI's major markets are the petroleum/convenience store, multi-site retail (including automobile dealerships, restaurants and national retail accounts) and the commercial/industrial lighting markets.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This Annual Report contains certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "may," "will," "should" and similar expressions or the negative versions of these words, and by the context in which they are used. Such statements are based upon current expectations of the Company and speak only as of the date made. Actual results could differ materially from those contained in or implied by such forward-looking statements as a result of a variety of risks and uncertainties. These risks and uncertainties include, but are not limited to, the impact of competitive products and services, product demand and market acceptance risks, reliance on key customers, financial difficulties experienced by customers, the adequacy of reserves and allowances for doubtful accounts, fluctuations in operating results or costs, unfavorable outcomes of litigation, unexpected difficulties in integrating acquired businesses, the ability to retain key employees of acquired businesses and other factors identified in our filings with the Securities and Exchange Commission. The Company has no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

CONTENTS


OCT 1 6 2006


LSI
Industries™

FINANCIAL HIGHLIGHTS

	2006	2005	2004
INCOME STATEMENT DATA (In thousands, except per share)			
Net sales	**$280,470**	$282,440	$241,405
Operating income	**$ 21,515**	$ 23,026	$ 14,034
Net income (loss)	**$ 14,443**	$ 14,636	$ 8,690
Earnings (losss) per common share			
Basic	**$ .72**	$ .74	$ .44
Diluted	**$ .71**	$ .73	$ .43
BALANCE SHEET DATA (In thousands)			
Working capital	**$ 66,787**	$ 67,189	$ 64,724
Total assets	**$224,401**	$172,637	$174,732
Long-term debt, including current maturities	**$ 16,593**	$ —	$ 11,554
Shareholders' equity	**$164,985**	$138,040	$128,863
CASH FLOW DATA (In thousands)			
Capital expenditures	**$ 3,754**	$ 3,630	$ 4,708
Depreciation and amortization	**$ 6,773**	$ 6,974	$ 5,925
Cash flow from operating activities	**$ 21,627**	$ 27,482	$ 12,114


NET SALES
$Millions
300
250
200
150
100
50
02 03 04 05 06


OPERATING INCOME
$Millions
25
20
15
10
5
02 03 04 05 06


EARNINGS PER SHARE*
$/Share
0.80
0.60
0.40
0.20
02 03 04 05 06

*Before Cumulative Effect of Accounting Change; Diluted


SHAREHOLDERS' EQUITY
$Millions
180
150
120
90
60
30
02 03 04 05 06

DEAR SHAREHOLDERS

Thirty years ago, November of 1976, LSI opened its doors in a 2000 sq. ft. building with seven employees. The vision for the new company was to bring to the North American market a niche outdoor lighting company that had a different attitude in doing business. We established an approach that focused on people, product and service that was different than our competitors in the lighting industry.

Over these past thirty years we have developed a company that, in my opinion, truly has a unique strategy. We have combined lighting, graphics, and technology to provide products, programs and services to the large retail segment of our economy. In addition, we have successfully entered the large commercial / industrial lighting market. We have developed from a small company that provided outdoor lighting to the petroleum service station market to a company that provides energy-efficient image, lighting and graphics solutions to a variety of markets.

As we move into fiscal 2007, we have added a major technology capability that will influence the future of many of our lighting products and retail and commercial markets. The acquisition of Saco Technologies, with its solid-state LED product line and ability to develop new products will open many opportunities for LSI. Our three business segments Lighting, Graphics, and Technology working together will bring new products and services with strong growth potential to our established markets. We have positioned our company to develop the next generation of lighting products using this highly efficient energy-saving light source called LED (light emitting diode).

These new products of the future will have a major positive effect in our lighting and graphic markets.

Our history has been one of building and investing in people, products and service that provide a large choice of lighting products and graphic programs which can be used by all the markets we have developed over the past thirty years. I firmly believe that a strong future is built on a strong past with a vision.

Sincerely,
Robert J. Ready
Chairman, President and CEO
LSI Industries Inc.

TECHNOLOGY

LSI Saco Technologies is a worldwide leader in the design and manufacture of LED video displays and solid state Lighting. As one of the founding members of SACO, I can assure you of our passion and commitment to innovation. Over the last 17 years, we have grown tremendously in our product line offering and the markets that we serve. Our products are in use worldwide in sports facilities where we provide high resolution LED video displays and fascia boards; in the entertainment industry where we provide custom high-end video displays and solid state sighting solutions; in the digital signage market where we provide video billboards to major advertising companies, and most recently in the commercial and architectural lighting markets where we provide innovative LED light engines.

Always in state of constant technological evolution, we strive to create the most advanced LED solutions without compromising quality. We have a dedicated team of R&D professionals permanently on site to develop new innovations and high-performance next generation products.

Now being part of the LSI family, we look forward to the growth that our Technology Segment will bring to the Lighting + Graphics + Technology = Image Solutions corporate vision. Already, our combined efforts with the LSI Lighting and LSI Graphics Segments have come to fruition. We have developed our own content management and delivery software for the digital signage market that allows customers to manage their entire network from a single location. This ties right into LSI Graphics Solutions *Plus'* expertise in content management and digital signage platforms to bring us to a full turnkey solution. Another exciting area is our work with LSI Lighting Solutions *Plus*, where we have developed innovative white light and full color light engines that stand to change the face of traditional lighting.

We are excited about the year ahead and the opportunities that are to come. Our dedication to quality, reliability, and state-of- the-art technology has been proven by our successes and has earned us our place as a worldwide leader. I am confident that we will continue our tradition of innovation and together, with the Lighting and Graphics Segments, we are set to propel LSI Industries to new heights.

Sincerely,
Fred Jalbout
President
LSI Technology Solutions *Plus*

LIGHTING

LSI Industries Inc. continues to meet with success as it expands its solid base of business and growth potential based on its lighting markets. Our ability to develop a concurrent multi-market approach has allowed us to implement a strategy that constantly expands our opportunities with innovative energy-efficient product designs and an ever-broadening product offering that continues to serve existing customers while at the same time providing the platform to establish new niche markets. This strategy allows us reduce our dependence on any one market, and keeps us in a strong position to benefit from the cyclical activity that large national rollout programs provide.

Fiscal 2006 has been a year of gathering momentum for LSI Lighting Solutions *Plus*. We have produced strong revenue and income growth, improved levels of internal performance and a superior level of customer service. We look forward to fiscal 2007 with all lighting facilities now operating on our single unified ERP system. We have a strong platform on which to control costs, increase manufacturing efficiencies, expand capacities, and further improve service levels. We enter the year with strong order backlogs and a stable agent sales force enthusiastic about LSI's penetration of the commercial / industrial lighting market. We continue to be recognized by the largest national retailers in petroleum, automotive, and retail markets as the company that they count on, along with LSI's Graphics and Technology businesses, to support important elements of their image enhancement programs set to roll out over the next twenty-four months.

Much of what we have accomplished over the last 30 years is the result of our commitment to product innovation and the belief that the integration of leading-edge technology in our products is the key to our future. The addition of LSI Saco to our company marks the beginning of the next chapter for LSI Lighting Solutions *Plus*. Together, we will develop solid-state lighting using LED technology to produce long life, low maintenance, energy-efficient and environmentally friendly lighting products that will, in time replace many of the light sources currently in use today. With over a year of development work between the LSI and Saco teams already under our belt, the tremendous potential offered by solid-state lighting is clear. With a combined effort from LSI's Lighting, Graphics and Technology Segments, your company is poised to play a significant role in bringing this LED technology to market.

NET SALES Lighting Segment
$ Millions


200
150
100
50
04 05 06

OPERATING INCOME Lighting Segment
$ Millions


16
12
8
4
04 05 06

Sincerely,
Scott D. Ready
President
LSI Lighting Solutions *Plus*

GRAPHICS

With records set in fiscal 2005 by the Graphics Segment, fiscal 2006 became a difficult challenge for continuing the growth pattern for the fifth straight year. We were only partially able to replace the large volume programs of 2005 and with some programs in the second half of fiscal 2006 in a delay mode, the year finished off below target.

Moving forward into fiscal 2007, those previously delayed programs are now fully in the system and proceeding forward. Additionally, new projects are on their way, including our largest menu board program ever.

Future opportunities are enhanced with the addition of LSI Saco Technologies. As we start a plan to capitalize on the solid-state LED talents of LSI Saco Technologies, the new horizons look bright. The ability to build new, unique and revolutionary products, and to become involved with new and very exciting market segments, along with a bigger customer base, speaks volumes towards our future.

The Graphics Segment currently has all of our assets, people, plants and equipment fully utilized to near maximum levels. We remain on the acquisition path which will lead us to additional customers, resources, technologies and new markets. We continue to make capital investments in the business to keep pace with the volume demands of our customers. Today, LSI Graphics Solutions *Plus* is one of the largest full service graphics businesses in North America.

Some of the many strengths in all segments of LSI include our experienced employees, technical expertise, program management capabilities, financial strength, and facilities. We expect to continue to leverage these proven resources for additional growth and strength in our markets. We enter fiscal 2007 equipped with immense resources and strong backlogs. We look forward to a prosperous fiscal 2007 and beyond.

NET SALES Graphics Segment
$ Millions


120
90
60
30
04 05 06

OPERATING INCOME Graphics Segment
$ Millions


16
12
8
4
04 05 06

Sincerely,
David W. McCauley
President
LSI Graphics Solutions *Plus*

FINANCIAL RESULTS

MANGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET SALES BY BUSINESS SEGMENT

(In thousands)	**2006**	2005	2004
Lighting Segment	**$195,805**	$177,021	$159,748
Graphics Segment	**83,418**	105,419	81,657
Technology Segment	**1,247**	—	—
	$280,470	$282,440	$241,405

The Company's "forward looking statements" as presented earlier in this Annual Report in the "Safe Harbor" Statement should be referred to when reading Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS

2006 Compared to 2005

The Company acquired SACO Technologies Inc. on June 26, 2006, which it renamed LSI Saco Technologies. The operating results of LSI Saco Technologies have been included in fiscal 2006 results for those five days of June since the acquisition date. A new business segment was created with the acquisition of LSI Saco, the Technology Segment, for which there were no results included in fiscal 2005. While the Technology Segment reported $1.2 million of net sales in those five days of June 2006, the operating profit was slightly below break even primarily due to purchase accounting requirements of capitalizing the expected gross profit on all finished goods in inventory as of the date of acquisition. When those finished goods are sold, the Company records the full amount of net sales at zero gross profit. Most of those finished goods shipped in June 2006, and the remainder will ship in the first quarter of fiscal 2007. Therefore, the Company will experience the continued effect of zero gross profit on the sale of certain finished goods, but to a lesser extent.

Net sales of $280,470,000 in fiscal 2006 decreased 0.7% from fiscal 2005 net sales of $282,440,000. Lighting Segment net sales increased 11% to $195,805,000 and Graphics Segment net sales decreased 21% to $83,418,000 as compared to the prior year. The new Technology Segment reported net sales of $1,247,000 in fiscal 2006. Sales to the petroleum/convenience store market represented 25% of fiscal 2006 and 2005 net sales. Net sales to this, the Company's largest market, are reported in both the Lighting and Graphics Segments, depending upon the product or service sold, and were up 1% from last year to $70,649,000. The petroleum/convenience store market has been, and will continue to be, a very important niche market for the Company; however, if sales to other markets and customers increase more than net sales to this market, then the percentage of net sales to the petroleum/convenience store market would be expected to decline.

The $18.8 million increase in Lighting Segment net sales is primarily the result of an aggregate increase of $10.1 million of lighting sales to our niche markets of petroleum/convenience stores, automotive dealerships, quick service restaurants, and retail national accounts (including sales to Wal-Mart Stores, Inc.), as well as an $8.9 million increase in commissioned net sales to the commercial and industrial lighting market. Net sales to Wal-Mart Stores, Inc. were approximately $30.4 million or 11% of the Company's total net sales in fiscal 2006, as compared to net sales of approximately $30.2 million or 11% of the Company's total net sales in fiscal 2005. The Company implemented price increases in June 2005, December 2005, and August 2006 on many of its lighting products to follow general trends in the industry to recover the cost of increasing material components.

The $22.0 million decrease in Graphics Segment net sales is primarily the result of the effect of decreased sales to a national drug store retailer for its re-branding program that was completed in the fourth quarter of fiscal 2005 ($14.0 million) and decreased sales related to a quick service restaurant for its menu board enhancement program that was substantially completed in the fourth quarter of fiscal 2005 ($7.0 million). The decrease in net sales related to both of these programs means that these large roll out graphics programs have been completed (in fiscal 2005) and sales were reflective of the ongoing business level with those two customers in fiscal 2006. The Company has begun another sizable re-branding program for the national drug store retailer in fiscal 2007 for stores it acquired.

Image and brand programs, whether full conversions or enhancements, are important to the Company's strategic direction. Image programs include situations where our customers refurbish their retail sites around the country by replacing some or all of the lighting, graphic elements, menu board systems and possibly other items they may source from other suppliers. These image programs often take several quarters to complete and involve both our customers' corporate-owned sites as well as their franchisee-owned sites, the latter of which involve separate sales efforts by the Company with each franchisee. The Company may not always be able to replace net sales immediately when a large image conversion program has concluded. Brand programs typically occur as new products are offered or new departments are created within an existing retail store. Relative to net sales to a customer before and after an image or brand program, net sales during the program are typically significantly higher, depending upon how much of the lighting, graphics or menu board business is awarded to the Company. Sales related to a customer's image or brand program are reported in either the Lighting Segment and/or the Graphics Segment, depending upon the product and/or service provided.

Gross profit of $71,413,000 in fiscal 2006 decreased 1% from last year, and decreased as a percentage of net sales to 25.5% in fiscal 2006 as compared to 25.6% last year. The decrease in amount of gross profit is due primarily to the net effects of the 1% net decrease in net sales (made up of a 11% increase in the Lighting Segment and a 21% decrease in the Graphics Segment), product mix resulting in a lower content of material in cost of sales and higher labor and manufacturing overhead content, substantially improved performance in the Company's New York facility, higher margins on installation revenue, and the affect of purchase accounting on the gross profit of the Technology Segment. While the Company's fiscal 2005 and fiscal 2006 sales price increases on select lighting products improved fiscal 2006 gross profit, the following items also influenced the Company's gross profit margin: net increased manufacturing wages, incentives and benefit costs ($2.2 million), competitive pricing pressures, unabsorbed manufacturing costs in the Company's New York facility, and other manufacturing expenses ($0.6 million of increased utilities, and $0.9 million reduction of supplies, maintenance and depreciation expense).

Selling and administrative expenses in fiscal year 2006 increased $0.8 million and increased to 17.8% as a percentage of net sales from 17.4% last year. The Company recorded a non-cash charge of $428,000 in fiscal 2006 for stock option expense, whereas in fiscal 2005 the Company only disclosed its stock option expense as there was no requirement to record it in the financial statements. Expense related to stock options will continue in future periods through the end of the vesting periods of stock options currently outstanding. Otherwise, employee compensation and benefits expense decreased $1.7 million in fiscal 2006 as compared to last year, primarily as a result of significantly less incentive compensation. Increased sales commissions ($1.7 million related to increased lighting sales), increased legal fees ($1.1 million, primarily associated with patent litigation), and increased audit expenses ($0.3 million) were partially offset by decreased product warranty expense ($0.2 million, primarily in the Lighting Segment), decreased advertising and literature costs ($0.4 million), and the lack of any fiscal 2006 goodwill impairment charge ($0.2 million expense was recorded in fiscal 2005). Fiscal 2005 included a $370,000 gain on recovery of a bad debt from the K-mart bankruptcy, while fiscal 2006 had a much smaller recovery of $99,000 related to the K-mart bankruptcy.

The Company reported interest income of $550,000 in fiscal 2006 from short term cash and other investments as compared to $64,000 in fiscal 2005 because the Company was in a positive cash position and was debt free from May 2005 to June 2006. The Company went into a borrowing position as a result of the LSI Saco Technologies acquisition in June 2006, and was in a net borrowing position for the first eleven months of fiscal 2005, thereby resulting in $78,000 interest expense in fiscal 2006 as compared to $217,000 in fiscal 2005. The effective tax rate in fiscal 2006 was 34.3% reflective of favorable tax credits and roll out of deferred taxes, as compared to 36.0% in fiscal 2005.

Net income decreased 1.3% in fiscal 2006 to $14,443,000 as compared to $14,636,000 last year. The decrease is primarily the result of decreased gross profit on decreased net sales and increased operating expenses, partially offset by decreased income taxes, and net interest income as compared to net interest expense last year. Diluted earnings per share was $0.71 in fiscal 2006, as compared to $0.73 per share last year. The weighted average common shares outstanding for purposes of computing diluted earnings per share in fiscal 2006 were 20,429,000 shares as compared to 20,087,000 shares last year.

2005 Compared to 2004

Net sales of $282,440,000 in fiscal 2005 increased 17% from fiscal 2004 net sales of $241,405,000. Lighting Segment net sales increased 11% to $177,021,000 and Graphics Segment net sales increased 29% to $105,419,000 as compared to the prior year. Sales to the petroleum/convenience store market represented 25% and 28% of fiscal 2005 and 2004 net sales, respectively. Net sales to this, the Company's largest market, are reported in both the Lighting and Graphics Segments, depending upon the product or service sold, and were up 5% from fiscal 2004 to $70.1 million. The petroleum/convenience store market has been, and will continue to be, a very important niche market for the Company; however, if sales to other markets and customers increase more than net sales to this market, then the percentage of net sales to the petroleum/convenience store market would be expected to decline.

The $17.3 million increase in Lighting Segment net sales is primarily the result of an aggregate increase of $16.1 million of lighting sales to our niche markets of petroleum/convenience stores, automotive dealerships, quick service restaurants, and retail national accounts (including significantly increased sales to Wal-Mart Stores, Inc.), as well as a $2.6 million increase in commissioned net sales to the commercial and industrial lighting market. Net sales to Wal-Mart Stores, Inc. were approximately $30.2 million or 11% of the Company's total net sales in fiscal 2005.

The $23.8 million increase in Graphics Segment net sales is primarily the result of the effect of increased graphics net sales to the petroleum/convenience store market ($0.4 million), and increased net sales to retail store customers (approximately $19.8 million, with over $14 million of this increase related to a national drug store retailer for its re-branding program that is now complete and approximately $7 million related to a now complete menu board enhancement program).

Image and brand programs, whether full conversions or enhancements, are important to the Company's strategic direction. Image programs include situations where our customers refurbish their retail sites around the country by replacing some or all of the lighting, graphic elements, menu board systems and possibly other items they may source from other suppliers. These image programs often take several quarters to complete and involve both our customers' corporate-owned sites as well as their franchisee-owned sites, the latter of which involve separate sales efforts by the Company with each franchisee. The Company may not always be able to replace net sales immediately when a large image conversion program has concluded. Brand programs typically occur as new products are offered or new departments are created within an existing retail store. Relative to net sales to a customer before and after an image or brand program, net sales during the program are typically significantly higher, depending upon how much of the lighting, graphics or menu board business is awarded to the Company. Sales related to a customer's image or brand program are reported in either the Lighting Segment and/or the Graphics Segment, depending upon the product and/or service provided.

The Company's Lighting Segment increased sales prices in the second half of fiscal year 2004, and again in the second and fourth quarters of fiscal 2005 on select products in some markets the Company serves. The Company experienced competitive pricing pressures in most lighting markets, thereby restricting price increases. In some markets the Company was able to increase sales prices to recover a portion of increased raw material costs, but generally with little or no increase in gross profit. The rise in steel and aluminum prices in mainly the first eight months of fiscal 2005 caused some reduction in the Lighting Segment's gross profit margin as a percentage of net sales.

Gross profit of $72,296,000 in fiscal 2005 increased 21% from last year, and increased as a percentage of net sales to 25.6% in fiscal 2005 as compared to 24.7% last year. The increase in amount of gross profit is due primarily to the 17% increase in net sales, product mix and efficiencies, partially offset by higher inventory adjustments related to obsolete inventory, the rising raw material costs noted above, installation, freight and distribution expenses. While the Company instituted sales price increases on select products in the second half of fiscal 2004 and again in the second and fourth quarters of fiscal 2005, increased material costs, manufacturing wages, compensation and benefits increases ($0.6 million), competitive pricing pressures, unabsorbed manufacturing costs in the Company's New York facility, and increased manufacturing expenses ($0.3 million of utilities, $0.3 million of factory supplies, $0.4 million of depreciation, and $0.4 million of repairs, maintenance and property taxes) partially offset the favorable influences on the Company's gross profit margin.

Selling and administrative expenses in fiscal year 2005 increased $3.6 million and decreased as a percentage of net sales to 17.4% from 18.8% last year. Fiscal 2005 had increased employee compensation and benefits expense ($2.6 million due to increased salary rates, deferred compensation expense, staffing levels and incentive compensation), a $0.6 million Graphics Segment expense related to alleged patent infringement, increased product warranty expense ($0.3 million primarily in the Lighting Segment), increased sales commissions ($0.1 million) and increased depreciation expense ($0.7 million, primarily related to the Company's business operating system). These increases were partially offset by a favorable $0.4 million gain related to the Company's Graphics Segment's partial settlement of its bankruptcy claim against Kmart, reduced outside professional fees with outside consultants related to the JD Edwards OneWorld business operating system and to the documentation and testing of internal controls ($0.8 million), and a decreased provision for bad debts ($0.2 million).

The Company completed its annual goodwill impairment test as of July 1, 2004 as required by Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets," and recorded an impairment of $186,000 in the first quarter of fiscal 2005. There was no impairment in fiscal 2004. See Note 6 to the financial statements for additional information.

The Company reported interest expense of $217,000 in fiscal 2005 as compared to $260,000 last year. The average interest rate on the Company's line of credit has increased in fiscal 2005 as compared to last year, but the average borrowings outstanding have decreased. The effective tax rate in fiscal 2005 was 36.0% as compared to 37.0% in fiscal 2004. The reduced effective tax rate was related to state income taxes, partially offset by a higher federal income tax rate (35% as compared to 34.1%).

Net income increased 68% in fiscal 2005 to $14,636,000 as compared to $8,690,000 last year. The increase is primarily the result of increased gross profit on increased net sales, partially offset by increased operating expenses, and income taxes. Diluted earnings per share was $0.73 in fiscal 2005 as compared to $0.43 per share in fiscal 2004, a 70% increase. The weighted average common shares outstanding for purposes of computing diluted earnings per share in fiscal 2005 was 20,087,000 shares as compared to 20,038,000 shares last year.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers its level of cash on hand, its borrowing capacity, its current ratio and working capital levels to be its most important measures of short-term liquidity. For long-term liquidity indicators, the Company believes its ratio of long-term debt to equity and its historical levels of net cash flows from operating activities to be the most important measures.

The acquisition of LSI Saco Technologies added balances to essentially all line items on the Company's balance sheet on the June 26, 2006 acquisition date. The June 30, 2006 balance sheet includes LSI Saco Technologies, whereas LSI Saco Technologies was not included in the June 30, 2005 balance sheet. With respect to the Consolidated Statement of Cash Flows, fiscal 2006 amounts include LSI Saco's changes in its balance sheet from the June 26, 2006 acquisition date to June 30, 2006.

At June 30, 2006 the Company had working capital of $66.8 million, compared to $67.2 million at June 30, 2005. The ratio of current assets to current liabilities was 2.66 to 1 as compared to a ratio of 3.13 to 1 at June 30, 2005. The decrease in working capital was primarily related to a significant increase in accounts payable ($7.2 million) and customer prepayments ($3.0 million), and decreased cash and short-term investments ($3.9 million), partially offset by increased inventories ($5.9 million), increased accounts receivable ($4.8 million) decreased accrued expenses ($1.5 million), and increased other current assets ($1.4 million).

The Company generated $21.6 million of cash from operating activities in fiscal 2006 as compared to $27.5 million last year. The $5.9 million decrease in net cash flows from operating activities in fiscal 2006 is primarily the net result of an increase in inventories rather than a decrease (unfavorable change of $10.2 million), a decrease in accounts receivable rather than an increase (favorable change of $4.6 million), less of a net decrease in accounts payable and accrued expenses rather than a net increase (unfavorable change of $1.1 million), an increase in net deferred income tax liabilities ($0.7 million favorable), a favorable change of $1.4 million related to non-cash charges for the Company's non-qualified deferred compensation plan and stock option expense, and less net income, depreciation and amortization, and goodwill impairment ($0.6 million unfavorable).

Net accounts receivable were $51.6 million and $46.7 million at June 30, 2006 and 2005, respectively. The $4.9 million increase in net receivables is primarily due to the net result of the addition of LSI Saco accounts receivable and a reduction in days sales outstanding (DSO) from 59 days at June 30, 2005 to 55 days at June 30, 2006 reflective of the timing of customer payments. The Company believes that its receivables are ultimately collectible or recoverable, net of certain reserves, and that aggregate allowances for doubtful accounts are adequate.

Inventories at June 30, 2006 increased $5.9 million from June 30, 2005 levels. The acquisition of LSI Saco accounts for half of that increase. An inventory increase occurred in the Graphics Segment of approximately $3.4 million, while the Lighting Segment had an approximate $0.4 million decrease. The $8.7 million increase in accounts payable and accrued expenses from June 30, 2005 to June 30, 2006 is primarily related to the LSI Saco acquisition ($5.1 million) and increased inventory purchases by the Lighting Segment late in the fourth quarter of fiscal 2006 in support of increased sales and production volume.

Cash generated from operations and borrowing capacity under a line of credit agreement are the Company's primary source of liquidity. The Company has an unsecured $50 million revolving line of credit with its bank group and $34.3 million was available as of August 25, 2006. This line of credit consists of a $30 million three year committed credit facility expiring in fiscal 2009 and a $20 million credit facility expiring in the third quarter of fiscal 2007. The Company believes that the total of available lines of credit plus cash flows from operating activities is adequate for the Company's fiscal 2007 operational and capital expenditure needs. The Company is in compliance with all of its loan covenants.

The Company used $25.7 million of cash related to investing activities in fiscal 2006 as compared to $3.5 million last year. The change between years relates to the net amount of $22.0 million used in the acquisition of LSI Saco Technologies. Capital expenditures of $3.8 million in fiscal 2006 compare to $3.6 million in fiscal 2005. Spending in both periods is primarily for tooling and equipment. The Company's Graphics operation on the East Coast intends to move into a larger facility in fiscal 2007, thereby increasing expected fiscal 2007 capital expenditures from what otherwise would occur, exclusive of business acquisitions.

The Company generated $0.2 million of cash related to financing activities in fiscal 2006 as compared to a use of $17.0 million in fiscal 2005. The $17.2 million change between years is primarily the net result of the acquisition of LSI Saco Technologies, which required a borrowing on the Company's line of credit of $16.5 million, followed by a $7.1 million pay down of Saco's bank debt that was assumed in the acquisition. In fiscal 2005, the Company borrowed $3.5 million and paid down debt by $15.0 million. The net cash flow change between years of this borrowing and debt pay down activity was a favorable impact of $20.9 million. The Company made increased cash dividend payments (unfavorable $4.4 million), and experienced increased net cash flow from the exercise of stock options and issuance or purchase of common shares pursuant to compensation programs (favorable $0.6 million).

Contractual Obligations as of June 30, 2006

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$16,593	$ 22	$16,571	$ —	$ —
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	3,830	2,006	1,790	31	3
Purchase Obligations	18,870	18,864	6	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	$39,293	$20,892	$18,367	$ 31	$ 3

The Company has no off balance sheet arrangements.

The Company has financial instruments consisting primarily of cash and cash equivalents, revolving lines of credit, and long-term debt. The fair value of these financial instruments approximates carrying value because of their short-term maturity and/or variable, market-driven interest rates. The Company has no financial instruments with off-balance sheet risk.

On August 22, 2006 the Board of Directors declared a regular quarterly cash dividend of $0.12 per share (approximately $2,575,000) payable September 12, 2006 to shareholders of record on September 5, 2006. During fiscal 2006, the Company paid cash dividends of $11,180,000, as compared to $6,805,000 last year. The declaration and amount of dividends will be determined by the Company's Board of Directors, in its discretion, based upon its evaluation of earnings, cash flow, capital requirements and future business developments and opportunities, including acquisitions.

Carefully selected acquisitions have long been an important part of the Company's strategic growth plans. The Company continues to seek out, screen and evaluate potential acquisitions that could add to the lighting or graphics product lines or enhance the Company's position in selected markets. The Company believes adequate financing for any such investments or acquisitions will be available through future borrowings or through the issuance of common or preferred shares in payment for acquired businesses.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company is required to make estimates and judgments in the preparation of its financial statements that affect the reported amounts of assets, liabilities, revenues and expenses, and related footnote disclosures. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The Company continually reviews these estimates and their underlying assumptions to ensure they remain appropriate. The Company believes the items discussed below are among its most significant accounting policies because they utilize estimates about the effect of matters that are inherently uncertain and therefore are based on management's judgment. Significant changes in the estimates or assumptions related to any of the following critical accounting policies could possibly have a material impact on the financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with Securities Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition." Revenue is recognized when title to goods and risk of loss have passed to the customer, there is persuasive evidence of a purchase arrangement, delivery has occurred or services have been rendered, and collectibility is reasonably assured. Revenue is typically recognized at time of shipment. Sales are recorded net of estimated returns, rebates and discounts. Any cash received from customers prior to the recognition of revenue is accounted for as a customer pre-payment and is included in accrued expenses.

The Company has four sources of revenue: revenue from product sales; revenue from the installation of product; service revenue generated from providing the integrated design, project and construction management, site engineering, and site permitting; and revenue from shipping and handling. *Product revenue* is recognized on product-only orders at the time of shipment in accordance with EITF 00-21. Product revenue related to orders where the customer requires the Company to install the product is generally recognized when the product is installed. In some situations, product revenue is recognized when the product is shipped, before it is installed, because by agreement the customer has taken title to and risk of ownership for the product before installation has been completed. Other than normal product warranties or the possibility of installation, the Company has no post-shipment responsibilities. *Installation revenue* is recognized when the products have been fully installed. The Company is not always responsible for installation of products it sells and has no post-installation service contracts or responsibilities. *Service revenue* from integrated design, project and construction management, site engineering and permitting is recognized at the completion of the contract with the customer. With larger customer contracts involving multiple sites, the customer may require progress billings for completion of identifiable, time-phased elements of the work, in which case revenue is recognized at the time of the progress billing, which coincides with the revenue recognition criteria. *Shipping and handling revenue* coincides with the recognition of revenue from sale of the product.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109); accordingly, deferred income taxes are provided on items that are reported as either income or expense in different time periods for financial reporting purposes than they are for income tax purposes. Deferred income tax assets and liabilities are reported on the Company's balance sheet. Significant management judgment is required in developing the Company's income tax provision, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against deferred tax assets.

The Company operates in multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Internal Revenue Service and other tax authorities routinely review the Company's tax returns. These audits can involve complex issues which may require an extended period of time to resolve. The impact of these examinations on the Company's liability for income taxes cannot be presently determined. In management's opinion, adequate provision has been made for potential adjustments arising from these examinations.

As of June 30, 2006 the Company had recorded a deferred New York state income tax asset in the amount of $816,000 related to the approximate $17.1 million state net operating loss carryover generated by the Company's LSI Lightron subsidiary. Additionally, as of June 30, 2006 the Company had recorded a deferred New York state income tax asset in the amount of $790,000, net of federal tax benefits, related to non-refundable state tax credits. The Company has determined that a valuation reserve of $622,000 against certain state deferred tax assets is required as of June 30, 2006 because the Company has determined in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109) that these assets will, more likely than not, not be realized. The Company will continue to monitor the operations of this subsidiary to evaluate any potential need to change this valuation reserve. In the prior year, the Company had recorded a valuation reserve of $776,000 against income tax credits, net of federal tax benefit, as it had determined that the income tax credits would, more likely more not, not be realized.

Equity Compensation

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," effective July 1, 2005. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments and recognize this cost over the period during which an employee is required to provide the services. The Company has adopted SFAS No. 123(R) using the "modified prospective application" as defined in the Statement, and therefore financial statements from periods ended prior to July 1, 2005 have not been retroactively adjusted. As a result of adopting SFAS No. 123(R) on July 1, 2005, the Company's income before income taxes and net income for fiscal 2006 are lower by $428,000 and $281,000, respectively, than if it had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees." See Notes 1 and 9 to these financial statements.

Asset Impairment

Carrying values of goodwill and other intangible assets with indefinite lives are reviewed at least annually for possible impairment in accordance with Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." The Company's impairment review involves the estimation of the fair value of goodwill and indefinite-lived intangible assets using a discounted cash flow approach, at the reporting unit level, that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital and the selection and use of an appropriate discount rate. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment. The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease an impairment charge. Company management uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as adverse business conditions, economic factors and technological change or competitive activities may signal that an asset has become impaired. A goodwill impairment charge of $186,000 was recorded in fiscal 2005 resulting from the Company's fiscal 2005 SFAS No. 142 annual review. See Note 6 to the financial statements for further discussion.

Carrying values for long-lived tangible assets and definite-lived intangible assets, excluding goodwill, are reviewed for possible impairment as circumstances warrant in connection with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." Impairment reviews are conducted at the judgment of Company management when it believes that a change in circumstances in the business or external factors warrants a review. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the forecast for a product, changes in technology or in the way an asset is being used, a history of negative operating cash flow, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. The Company's initial impairment review to determine if a potential impairment charge is required is based on an undiscounted cash flow analysis at the lowest level for which identifiable cash flows exist. The analysis requires judgment with respect to changes in technology, the continued success of product lines and future volume, revenue and expense growth rates, and discount rates. There were no impairment charges related to long-lived tangible assets or definite-lived intangible assets recorded by the Company during 2006, 2005 or 2004.

Credit and Collections

The Company maintains allowances for doubtful accounts receivable for probable estimated losses resulting from either customer disputes or the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against income. The Company determines its allowance for doubtful accounts by first considering all known collectibility problems of customers' accounts, and then applying certain percentages against the various aging categories of the remaining receivables. The resulting allowance for doubtful accounts receivable is an estimate based upon the Company's knowledge of its business and customer base, and historical trends. The Company also establishes allowances, at the time revenue is recognized, for returns and allowances, discounts, pricing and other possible customer deductions. These allowances are based upon historical trends.

NEW ACCOUNTING PRONOUNCEMENTS

In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations." FIN 47 interprets the accounting treatment related to companies' obligations to perform an asset retirement activity whereby a liability may need to be established for the fair value of the obligation in advance of the asset's actual retirement. This Interpretation shall be effective no later than the end of fiscal years ending after December 15, 2005, or in the Company's case, on June 30, 2006. The Company has evaluated the impact of FIN 47, and there was no impact on its financial condition or results from operations when it was implemented.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections." This statement replaces Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirement for the accounting for and reporting of a direct effect of a voluntary change in accounting principle. It also applies to changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. This statement is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, or the Company's first quarter of fiscal year 2007 which begins July 1, 2006. The Company will comply with the provisions of this statement for any accounting changes or error corrections that occur after June 30, 2006.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN 48 provides guidance for the recognition, measurement, classification and disclosure of the financial statement effects of a position taken or expected to be taken in a tax return ("tax position"). The financial statement effects of a tax position must be recognized when there is a likelihood of more than 50 percent that based on the technical merits, the position will be sustained upon examination and resolution of the related appeals or litigation processes, if any. A tax position that meets the recognition threshold must be measured initially and subsequently as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company will be evaluating the impact of adopting FIN 48, and cannot currently estimate the impact on its consolidated results of operations, cash flows or financial position.

CONSOLIDATED INCOME STATEMENTS

For the years ended June 30, 2006, 2005, and 2004
(In thousands, except per share)

	2006	2005	2004
Net sales	**$280,470**	$282,440	$241,405
Cost of products and services sold	**209,057**	210,144	181,883
Gross profit	**71,413**	72,296	59,522
Selling and administrative expenses	**49,898**	49,084	45,488
Goodwill impairment	**—**	186	—
Operating income	**21,515**	23,026	14,034
Interest (income)	**(550)**	(64)	(23)
Interest expense	**78**	217	260
Income before income taxes	**21,987**	22,873	13,797
Income tax expense	**7,544**	8,237	5,107
Net income	**$ 14,443**	$ 14,636	$ 8,690
Earnings per common share			
Basic	**$ 0.72**	$ 0.74	$ 0.44
Diluted	**$ 0.71**	$ 0.73	$ 0.43

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and 2005
(In thousands, except shares)

	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 3,322**	$ 7,210
Accounts receivable, less allowance for doubtful accounts of $656 and $1,116, respectively	**51,557**	46,726
Inventories	**45,345**	39,452
Refundable income taxes	**139**	—
Other current assets	**6,725**	5,416
Total current assets	**107,088**	98,804
Property, Plant and Equipment, at cost		
Land	**6,695**	6,651
Buildings	**32,630**	32,361
Machinery and equipment	**62,930**	56,790
Construction in progress	**229**	400
	102,484	96,202
Less accumulated depreciation	**(50,121)**	(45,118)
Net property, plant and equipment	**52,363**	51,084
Goodwill, net	**59,802**	17,117
Other Intangible Assets, net	**3,751**	4,230
Other Assets, net	**1,397**	1,402
Total assets	**$224,401**	$172,637

The accompanying notes are an integral part of these financial statements.

	2006	2005
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities		
Current maturities of long-term debt	**$ 22**	$ —
Accounts payable	**22,974**	15,807
Accrued expenses	**17,305**	15,808
Total current liabilities	**40,301**	31,615
Long-Term Debt	**16,571**	—
Deferred Income Taxes	**2,065**	1,693
Other Long-Term Liabilities	**479**	1,289
Shareholders' Equity		
Preferred shares, without par value; Authorized 1,000,000 shares, none issued	**—**	—
Common shares, without par value; Authorized 30,000,000 shares; Outstanding 21,462,490 and 19,869,513 shares, respectively	**78,087**	54,405
Retained earnings	**86,898**	83,635
Total shareholders' equity	**164,985**	138,040
Total liabilities & shareholders' equity	**$224,401**	$172,637

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended June 30, 2006, 2005, and 2004
(In thousands, except per share)

	Common Shares			
	Number of Shares	Amount	Retained Earnings	Total
Balance at June 30, 2003	19,702	$52,585	$72,320	$124,905
Net income	—	—	8,690	8,690
Purchase of treasury shares	(19)	(211)	—	(211)
Deferred stock compensation	—	185	—	185
Stock options exercised, net	51	500	—	500
Dividends—$0.264 per share	—	—	(5,206)	(5,206)
Balance at June 30, 2004	19,734	53,059	75,804	128,863
Net income	—	—	14,636	14,636
Stock compensation awards	4	55	—	55
Sale of treasury shares, net	19	208	—	208
Deferred stock compensation	—	(71)	—	(71)
Stock options exercised, net	113	1,154	—	1,154
Dividends—$0.372 per share	—	—	(6,805)	(6,805)
Balance at June 30, 2005	19,870	54,405	83,635	138,040
Net income	**—**	**—**	**14,443**	**14,443**
Stock compensation awards	**2**	**41**	**—**	**41**
Purchase of treasury shares, net	**(2)**	**(111)**	**—**	**(111)**
Deferred stock compensation	**—**	**903**	**—**	**903**
Stock option expense	**—**	**428**	**—**	**428**
Stock options exercised, net	**173**	**2,039**	**—**	**2,039**
Common shares issued for acquisition	**1,419**	**20,382**	**—**	**20,382**
Dividends—$0.56 per share	**—**	**—**	**(11,180)**	**(11,180)**
Balance at June 30, 2006	**21,462**	**$78,087**	**$86,898**	**$164,985**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2006, 2005, and 2004
(In thousands)

	2006	2005	2004
Cash Flows From Operating Activities			
Net income	**$14,443**	$14,636	$ 8,690
Non-cash items included in income			
Depreciation and amortization	**6,773**	6,974	5,925
Deferred income taxes	**569**	(178)	1,179
Deferred compensation plan	**903**	(71)	185
Stock option expense	**428**	—	—
Issuance of common shares as compensation	**41**	55	—
(Gain) loss on disposition of fixed assets	**(47)**	54	116
Goodwill impairment	**—**	186	—
Change (excluding effects of acquisitions) in			
Accounts receivable	**407**	(4,181)	(5,231)
Inventories	**(1,955)**	8,220	(7,346)
Refundable income taxes	**(139)**	516	1,307
Accounts payable	**4,901**	(2,482)	4,686
Accrued expenses and other	**(4,697)**	3,753	2,603
Net cash flows from operating activities	**21,627**	27,482	12,114
Cash Flows From Investing Activities			
Purchase of property, plant, and equipment	**(3,754)**	(3,630)	(4,708)
Proceeds from sale of fixed assets	**116**	150	7
Purchase of short-term investment	**(9,000)**	—	—
Proceeds from sale of short-term investment	**9,000**	—	—
Acquisition of a business, net cash received	**22,043**	—	—
Net cash flows from investing activities	**(25,681)**	(3,480)	(4,701)
Cash Flows From Financing Activities			
Proceeds from issuance of long-term debt	**16,528**	3,460	1,725
Payment of long-term debt	**(7,110)**	(15,014)	(4,255)
Cash dividends paid	**(11,180)**	(6,805)	(5,206)
Exercise of stock options	**2,039**	1,154	500
Sale of treasury shares	**262**	389	18
Purchase of treasury shares	**(373)**	(181)	(230)
Net cash flows from (used in) financing activities	**166**	(16,997)	(7,447)
Increase (decrease) in cash and cash equivalents	**(3,888)**	7,005	(34)
Cash and cash equivalents at beginning of year	**7,210**	205	239
Cash and cash equivalents at end of year	**$ 3,322**	$ 7,210	$ 205

The ... are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation:

The consolidated financial statements include the accounts of LSI Industries Inc. (an Ohio corporation) and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated.

Revenue recognition:

The Company recognizes revenue in accordance with Securities Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition." Revenue is recognized when title to goods and risk of loss have passed to the customer, there is persuasive evidence of a purchase arrangement, delivery has occurred or services have been rendered, and collectibility is reasonably assured. Revenue is typically recognized at time of shipment. Sales are recorded net of estimated returns, rebates and discounts.

The Company has four sources of revenue: revenue from product sales; revenue from installation of products; service revenue generated from providing integrated design, project and construction management, site engineering and site permitting; and revenue from shipping and handling.

Product revenue is recognized on product-only orders at the time of shipment in accordance with EITF 00-21. Product revenue related to orders where the customer requires the Company to install the product is generally recognized when the product is installed. In some situations, product revenue is recognized when the product is shipped, before it is installed, because by agreement the customer has taken title to and risk of ownership for the product before installation has been completed. Other than normal product warranties or the possibility of installation, the Company has no post-shipment responsibilities.

Installation revenue is recognized when the products have been fully installed. The Company is not always responsible for installation of products it sells and, other than normal warranties, has no post-installation service contracts or responsibilities.

Service revenue from integrated design, project and construction management, site engineering and permitting is recognized at the completion of the contract with the customer. With larger customer contracts involving multiple sites, the customer may require progress billings for completion of identifiable, time-phased elements of the work, in which case revenue is recognized at the time of the progress billing which coincides with the completion of the earnings process.

Shipping and handling revenue coincides with the recognition of revenue from sale of the product.

Amounts received from customers prior to the recognition of revenue are accounted for as customer pre-payments and are included in accrued expenses.

Credit and Collections:

The Company maintains allowances for doubtful accounts receivable for probable estimated losses resulting from either customer disputes or the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against income. The Company determines its allowance for doubtful accounts by first considering all known collectibility problems of customers' accounts, and then applying certain percentages against the various aging categories of the remaining receivables. The resulting allowance for doubtful accounts receivable is an estimate based upon the Company's knowledge of its business and customer base, and historical trends. The Company also establishes allowances, at the time revenue is recognized, for returns and allowances, discounts, pricing and other possible customer deductions. These allowances are based upon historical trends.

The following table presents the Company's net accounts receivable at the dates indicated.

(In thousands)	**6/30/06**	6/30/05
Accounts receivable	**$52,213**	$47,842
less Allowance for doubtful accounts	**(656)**	(1,116)
Accounts receivable, net	**$51,557**	$46,726

Facilities Expansion Grants and Credits:

The Company periodically receives either grants or credits for state income taxes when it expands a facility and/or its level of employment in certain states within which it operates. A grant is amortized to income over the time period that the state could be entitled to return of the grant if the expansion or job growth were not maintained, and is recorded as a reduction of either manufacturing overhead or administrative expenses. A credit is amortized to income over the time period that the state could be entitled to return of the credit if the expansion were not maintained, is recorded as a reduction of state income tax expense, and is subject to a valuation allowance review if the credit cannot immediately be utilized.

Short-Term Investments:

Short-term investments consist of tax free (federal) investments in high grade government agency backed bonds for which the interest rate resets weekly and the Company has a seven day put option. These investments are classified as available-for-sale securities and are stated at fair market value, which represents the most recent reset amount at period end. The Company invested in these types of short term investments for a certain period of time during fiscal 2006.

Cash and cash equivalents:

The cash balance includes cash and cash equivalents which have original maturities of less than three months. At June 30, 2006 and 2005 the bank balances included $874,000 and $8,881,000, respectively, in excess of FDIC insurance limits.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

Property, plant and equipment and related depreciation:

Property, plant and equipment are stated at cost. Major additions and betterments are capitalized while maintenance and repairs are expensed. For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets as follows:

Buildings	31 – 40 years
Machinery and equipment	3 – 10 years
Computer software	3 – 8 years

Costs related to the purchase, internal development, and implementation of the Company's business operating software system are either capitalized or expensed in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The current business operating software was first implemented in January 2000. All costs capitalized for the business operating software are being depreciated over an eight year life from the date placed in service. Other purchased computer software is being depreciated over periods ranging from three to five years. Leasehold improvements are depreciated over the shorter of fifteen years or the remaining term of the lease. The Company recorded $6,294,000, $6,494,000, and $5,442,000 of depreciation expense in the years ended June 30, 2006, 2005 and 2004, respectively.

Intangible assets:

Intangible assets consisting of customer lists, trade names, patents and trademarks are recorded on the Company's balance sheet and are being amortized to expense over periods ranging between twelve and forty years. The excess of cost over fair value of assets acquired ("goodwill") is not amortized but is subject to review for impairment. See additional information about goodwill and intangibles in Note 6. The Company periodically evaluates intangible assets, goodwill and other long-lived assets for permanent impairment. Impairments have been recorded only with respect to goodwill (see Note 6). The Company acquired SACO Technologies, Inc. in June 2006 and has not completed its evaluation of the intangible assets and intellectual property. As a result, the fair value of SACO's intangible assets and intellectual property, as well as the goodwill associated with this acquisition, have been included in goodwill on the Company's balance sheet. No amortization of SACO's intangible assets and intellectual property was estimated or recorded for the five day period from the date of acquisition to June 30, 2006.

Fair value of financial instruments:

The Company has financial instruments consisting primarily of cash and cash equivalents, revolving lines of credit, and long-term debt. The fair value of these financial instruments approximates carrying value because of their short-term maturity and/or variable, market-driven interest rates. The Company has no financial instruments with off-balance sheet risk.

Product warranties:

The Company offers a limited warranty that its products are free of defects in workmanship and materials. The specific terms and conditions vary somewhat by product line, but generally cover defects returned within one to five years from date of shipment. The Company records warranty liabilities to cover the estimated future costs for repair or replacement of defective returned products as well as products that need to be repaired or replaced in the field after installation. The Company calculates its liability for warranty claims by applying estimates to cover unknown claims, as well as estimating the total amount to be incurred for known warranty issues. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's warranty liabilities, which are included in accrued expenses in the accompanying consolidated balance sheets, during the years ended June 30 were as follows:

(In thousands)	**2006**	2005
Balance at beginning of the year	**$ 301**	$ 237
Additions charged to expense	**584**	750
Deductions for repairs and replacements	**(507)**	(686)
Balance at end of the year	**$ 378**	$ 301

Contingencies:

The Company is party to various negotiations, customer bankruptcies, and legal proceedings arising in the normal course of business. The Company provides reserves for these matters when a loss is probable and reasonably estimable. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, cash flows or liquidity. See also Note 13.

Employee benefit plans:

The Company has a defined contribution retirement plan and a discretionary profit sharing plan covering substantially all of its non-union employees in the United States, and a non-qualified deferred compensation plan covering certain employees. The costs of employee benefit plans are charged to expense and funded annually. Total costs were $2,127,000 in 2006, $1,864,000 in 2005, and $1,755,000 in 2004. Additionally, non-cash expenses of $573,000 and $775,000 were recorded in fiscal 2006 and fiscal 2005, respectively, in accordance with variable accounting procedures related to the deferred compensation plan.

Advertising expense:

The Company recorded $310,000, $631,000, and $360,000 of advertising expense in 2006, 2005 and 2004, respectively. Advertising costs are expensed the first time the advertising occurs. Expense related to printed product or capabilities literature, brochures, etc. is recorded on a ratable basis over the useful life of that printed media.

Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109); accordingly, deferred income taxes are provided on items that are reported as either income or expense in different time periods for financial reporting purposes than they are for income tax purposes. Deferred income tax assets and liabilities are reported on the Company's balance sheet. See also Note 10.

Earnings per common share:

The computation of basic earnings per common share is based on the weighted average common shares outstanding for the period net of treasury shares held in the Company's non-qualified deferred compensation plan. The computation of diluted earnings per share is based on the weighted average common shares outstanding for the period and includes common share equivalents. Common share equivalents include the dilutive effect of stock options, contingently issuable shares (for which issuance has been determined to be probable), and common shares to be issued under a deferred compensation plan, all of which totaled 431,000 shares in 2006, 305,000 shares in 2005 and 321,000 shares in 2004. See also Note 4.

Stock options:

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," effective July 1, 2005. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments and recognize this cost over the period during which an employee is required to provide the services. The Company has adopted SFAS No. 123(R) using the "modified prospective application" as defined in the Statement, and therefore financial statements from periods ended prior to July 1, 2005 have not been retroactively adjusted. As a result of adopting SFAS No. 123(R) on July 1, 2005, the Company's income before income taxes and net income for fiscal 2006 are lower by $428,000 and $281,000, respectively, than if it had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees."

The Company recorded $433,400 in fiscal 2006 as a reduction of federal income taxes payable, $425,300 as an increase in common stock, and $8,100 as a reduction of income tax expense to reflect the tax credits it will receive as a result of disqualifying dispositions of shares from stock option exercises. This had the effect of reducing cash flow from operating activities and increasing cash flow from financing activities by $425,300. See further discussion in Note 9.

Prior to July 1, 2005, the Company applied the provisions of APB No. 25. Accordingly, no compensation expense was reflected in the financial statements as the exercise price of options granted to employees and non-employee directors equaled to the fair market value of the Company's common shares on the date of grant. The Company had adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation."

If the Company had adopted the expense recognition provisions of SFAS No. 123 prior to July 1, 2005, net income and earnings per share for fiscal years 2005 and 2004 would have been as follows:

(In thousands, except earnings per share)	2005	2004
Net income as reported	$14,636	$ 8,690
Add: Stock-based compensation expense included in reported net income, net of related tax effects	35	—
Deduct: Total stock-based compensation determined under the fair value based method for all awards, net of tax effects	(452)	(354)
Pro forma net income	$14,219	$ 8,336
Earnings per common share		
Basic		
As reported	$ 0.74	$ 0.44
Pro forma	$ 0.72	$ 0.42
Diluted		
As reported	$ 0.73	$ 0.43
Pro forma	$ 0.71	$ 0.42

Since SFAS No. 123 was not applied to options granted prior to December 15, 1994, the resulting compensation cost shown above may not be representative of that expected in future years.

Recent pronouncements:

In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations." FIN 47 interprets the accounting treatment related to companies' obligations to perform an asset retirement activity whereby a liability may need to be established for the fair value of the obligation in advance of the asset's actual retirement. This Interpretation shall be effective no later than the end of fiscal years ending after December 15, 2005, or in the Company's case, on June 30, 2006. The Company has evaluated the impact of FIN 47, and had no impact on its financial condition or results from operations when it was implemented.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections." This statement replaces Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirement for the accounting for and reporting of a direct effect of a voluntary change in accounting principle. It also applies to changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. This statement is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, or the Company's first quarter of fiscal year 2007 which begins July 1, 2006. The Company will comply with the provisions of this statement for any accounting changes or error corrections that occur after June 30, 2006.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN 48 provides guidance for the recognition, measurement, classification and disclosure of the financial statement effects of a position taken or expected to be taken in a tax return ("tax position"). The financial statement effects of a tax position must be recognized when there is a likelihood of more than 50 percent that based on the technical merits, the position will be sustained upon examination and resolution of the related appeals or litigation processes, if any. A tax position that meets the recognition threshold must be measured initially and subsequently as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company will be evaluating the impact of adopting FIN 48, and cannot currently estimate the impact on its consolidated results of operations, cash flows or financial position.

Comprehensive income:

The Company does not have any comprehensive income items, other than net income.

Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - BUSINESS SEGMENT INFORMATION

The Company operates in the following three business segments: the Lighting Segment, the Graphics Segment, and the Technology Segment. The Company is organized such that the chief operating decision maker (the President and Chief Executive Officer) receives financial and operating information relative to these three business segments, and organizationally, has a President of LSI Lighting Solutions *Plus*, a President of LSI Graphics Solutions *Plus*, and a President of LSI Technology Solutions *Plus* reporting directly to him. The Company's most significant market is the petroleum/convenience store market with approximately 25%, 25%, and 28% of total net sales concentrated in this market in fiscal 2006, 2005, and 2004, respectively. The following information is provided for the following periods:

(In thousands)	2006	2005	2004
Net sales:			
Lighting Segment	**$195,805**	$177,021	$159,748
Graphics Segment	**83,418**	105,419	81,657
Technology Segment	**1,247**	—	—
	$280,470	$282,440	$241,405
Operating income:			
Lighting Segment	**$ 13,641**	$ 9,088	$ 8,848
Graphics Segment	**7,879**	13,938	5,186
Technology Segment	**(5)**	—	—
	$ 21,515	$ 23,026	$ 14,034
Identifiable assets:			
Lighting Segment	**$103,852**	$102,831	$110,616
Graphics Segment	**61,767**	61,883	63,002
Technology Segment	**54,544**	—	—
	220,163	164,714	173,618
Corporate	**4,238**	7,923	1,114
	$224,401	$172,637	$174,732
Capital expenditures:			
Lighting Segment	**$ 2,262**	$ 3,048	$ 3,160
Graphics Segment	**1,492**	582	1,548
Technology Segment	**—**	—	—
	$ 3,754	$ 3,630	$ 4,708
Depreciation and amortization:			
Lighting Segment	**$ 5,125**	$ 5,095	$ 4,252
Graphics Segment	**1,635**	1,879	1,673
Technology Segment	**13**	—	—
	$ 6,773	$ 6,974	$ 5,925

Operating income of the business segments includes net sales less all operating expenses, including allocations of corporate expense. Sales between business segments are immaterial.

Identifiable assets are those assets used by each segment in its operations, including allocations of shared assets. Corporate assets consist primarily of cash and cash equivalents, and refundable income taxes.

The Company considers its geographic areas to be: 1) the United States, and 2) Foreign. The majority of the Company's operations are in the United States; one operation is in Canada. The geographic distribution of the Company's net sales and long-lived assets are as follows:

(In thousands)	**2006**	2005	2004
Net sales:			
United States	**$279,223**	$282,440	$241,405
Foreign	**1,247**	—	—
	$280,470	$282,440	$241,405
Long-lived assets:			
United States	**$ 70,753**	$ 73,833	$ 77,609
Foreign	**46,560**	—	—
	$117,313	$ 73,833	$ 77,609

a. Net sales are attributed to geographic areas based upon the location of the operation making the sale.

b. Long-lived assets includes property, plant and equipment, intangible assets, goodwill, and other long term assets.

NOTE 3 - MAJOR CUSTOMER CONCENTRATIONS

The Company's net sales to a major customer in the Lighting Segment, Wal-Mart Stores, Inc., represented approximately $30,443,000 or 11% and $30,197,000 or 11% of consolidated net sales in fiscal years 2006 and 2005, respectively. The Company had a concentration of receivables with the receivable from Wal-Mart being approximately $4.1 million, or about 8% of total net accounts receivable as of June 30, 2006, and approximately $7.9 million, or about 17% of total net accounts receivable as of June 30, 2005.

NOTE 4 - EARNINGS PER COMMON SHARE

The following table presents the amounts used to compute earnings per common share and the effect of dilutive potential common shares on net income and weighted average shares outstanding:

(In thousands, except per share)	**2006**	2005	2004
BASIC EARNINGS PER SHARE			
Net income	**$14,443**	$14,636	$ 8,690
Weighted average shares outstanding during the period, net of treasury shares (A)	**20,194**	19,782	19,717
Basic earnings per share	**$ 0.72**	$ 0.74	$ 0.44
DILUTED EARNINGS PER SHARE			
Net income	**$14,443**	$14,636	$ 8,690
Weighted average shares outstanding during the period, net of treasury shares	**20,194**	19,782	19,717
Effect of dilutive securities (B):			
Impact of common shares to be issued under stock option plans, and contingently issuable shares, if any	**235**	305	321
Weighted average shares outstanding (C)	**20,429**	20,087	20,038
Diluted earnings (loss) per share	**$ 0.71**	$ 0.73	$ 0.43

(A) Includes shares accounted for like treasury stock in accordance with EITF 97-14.

(B) Calculated using the "Treasury Stock" method as if dilutive securities were exercised and the funds were used to purchase common shares at the average market price during the period.

(C) Options to purchase 3,748 common shares, 227,851 common shares, and 248,160 common shares at June 30, 2006, 2005, and 2004, respectively, were not included in the computation of diluted earnings per share because the exercise price was greater than the average fair market value of the common shares.

NOTE 5 - BALANCE SHEET DATA

The following information is provided as of June 30:

(In thousands)	2006	2005
Inventories:		
Raw materials	**$21,508**	$21,143
Work-in-process	**7,402**	4,178
Finished goods	**16,435**	14,131
	$45,345	$39,452
Accrued Expenses:		
Compensation and benefits	**$ 6,902**	$ 8,594
Customer prepayments	**4,438**	1,409
Accrued sales commissions	**1,501**	1,143
Other accrued expenses	**4,464**	4,662
	$17,305	$15,808

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS

The Company completed its annual goodwill impairment test in fiscal 2005 as of July 1, 2004. The Company determined that it had three reporting units. Based upon this analysis, there was full impairment of the recorded net goodwill of one reporting unit in the Lighting Segment. The impairment of $186,000, a non-cash charge, was recorded as an operating expense in the first quarter of fiscal 2005. Based upon analysis performed, there was no impairment of goodwill in fiscal years 2004 or 2006.

The Company acquired substantially all the net assets of SACO Technologies, Inc. on June 26, 2006 (see Note 15). The acquisition has been accounted for as a purchase, effective on the date of acquisition. The total purchase price exceeded the estimated fair value of net assets by approximately $42.7 million. This will be recorded as various identified intangible assets and goodwill when the valuation of such assets has been completed. Until such time as the valuation study is complete, the total value will be reported as goodwill on the Company's balance sheet. Identified intangible assets will be amortized beginning July 1, 2006 over appropriate lives, whereas goodwill will not be amortized to expense on the Company's financial statements. Goodwill related to LSI Saco will be included in assets of the Technology business segment.

The following table presents information about the Company's goodwill and other intangible assets on the dates or for the periods indicated.

	As of June 30, 2006		
(In thousands)	Carrying Amount	Accumulated Amortization	Net
Goodwill	**$62,187**	**$ 2,385**	**$59,802**
Other Intangible Assets	**$ 6,430**	**$ 2,679**	**$ 3,751**

	As of June 30, 2005		
(In thousands)	Carrying Amount	Accumulated Amortization	Net
Goodwill	$19,502	$ 2,385	$17,117
Other Intangible Assets	$ 6,430	$ 2,200	$ 4,230

Changes in the carrying amount of goodwill for the years ended June 30, 2005 and 2006, by operating segment, are as follows:

(In thousands)	Lighting Segment	Graphics Segment	Technology Segment	Total
Balance as of June 30, 2004	$ 321	$16,982	$ —	$17,303
Impairment loss	(186)	—	—	(186)
Balance as of June 30, 2005	135	16,982	—	17,117
Acquisition	—	—	**42,685**	**42,685**
Impairment loss	—	—	—	—
Balance June 30, 2006	**$ 135**	**$16,982**	**$42,685**	**$59,802**

The gross carrying amount and accumulated amortization by major other intangible asset class is as follows:

(In thousands)	June 30, 2006 Gross Carrying Amount	June 30, 2006 Accumulated Amortization	June 30, 2005 Gross Carrying Amount	June 30, 2005 Accumulated Amortization
Amortized Intangible Assets				
Customer list	**$5,400**	**$2,513**	$5,400	$2,063
Trademarks	**920**	**128**	920	105
Patents	**110**	**38**	110	32
	$6,430	**$2,679**	$6,430	$2,200

Aggregate amortization expense for other intangible assets was $479,000 in fiscal 2006, $480,000 in fiscal 2005, and $483,000 in fiscal 2004.

The Company expects to record amortization expense of $480,000 related to other intangible assets in each of the next five years following 2006, excluding any amortization associated with intangible assets of LSI Saco Technologies.

NOTE 7 - REVOLVING LINES OF CREDIT AND LONG-TERM DEBT

The Company has an unsecured $50 million revolving line of credit with its bank group. A total of $16.5 million was outstanding at June 30, 2006 at an average interest rate of 6.46%, and $33.5 million was available as of that date. A portion of this credit facility is a $20 million line of credit that expires in the third quarter of fiscal 2007. The remainder of the credit facility is a $30 million three year committed line of credit that expires in fiscal 2009. Annually in the third quarter, the credit facility is renewable with respect to adding an additional year of commitment to replace the year just ended. Interest on the revolving lines of credit is charged based upon an increment over the LIBOR rate as periodically determined, an increment over the Federal Funds Rate as periodically determined, or at the bank's base lending rate, at the Company's option. The increment over the LIBOR borrowing rate, as periodically determined, fluctuates between 50 and 75 basis points depending upon the ratio of indebtedness to earnings before interest, taxes, depreciation and amortization (EBITDA). The increment over the Federal Funds borrowing rate, as periodically determined, fluctuates between 150 and 200 basis points, and the commitment fee on the unused balance of the $30 million committed portion of the line of credit fluctuates between 15 and 25 basis points based upon the same leverage ratio. Under terms of these agreements, the Company has agreed to a negative pledge of assets, to maintain minimum levels of profitability and net worth, and is subject to certain maximum levels of leverage. The Company's borrowings under its bank credit facilities during fiscal year 2006 averaged approximately $0.5 million at an approximate average borrowing rate of 6.39%.

The Company had two equipment loans at June 30, 2006 totaling $65,000 as a result of the acquisition of Saco Technologies. These loans will likely be paid off in the first half of fiscal 2007.

(In thousands)	2006
Long-term debt:	
Revolving Line of Credit (3 year committed line)	**$16,528**
Equipment loans	**65**
Subtotal	**16,593**
Less current maturities of long-term debt	**(22)**
Long-term debt	**$16,571**

NOTE 8 - CASH DIVIDENDS

The Company paid cash dividends of $11,180,000, $6,805,000 and $5,206,000 in the fiscal years 2006, 2005, and 2004, respectively. In August 2006, the Company's Board of Directors declared a $0.12 per share regular quarterly cash dividend (approximately $2,575,000) payable on September 12, 2006 to shareholders of record September 5, 2006.

NOTE 9 - EQUITY COMPENSATION

On July 1, 2005, the Company adopted SFAS No. 123(R), "Share-Based Payment," which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments and to recognize this cost in the financial statements over the period during which an employee is required to provide services. The Company has adopted SFAS No. 123(R) using the "modified prospective application" as defined in the Statement, and therefore financial statements for periods ended prior to July 1, 2005 have not been retroactively adjusted. Prior to July 1, 2005, the Company had applied provisions of Accounting Principles Board Opinion No. 25, ("Accounting for Stock Issued to Employees") and recorded no compensation expense in the financial statements. The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock Based Compensation."

Stock Options

The Company has an equity compensation plan that was approved by shareholders which covers all of its full-time employees, outside directors and advisors. The options granted or stock awards made pursuant to this plan are granted at fair market value at date of grant or award. Options granted to non-employee directors are immediately exercisable and options granted to employees generally become exercisable 25% per year (cumulative) beginning one year after the date of grant. The number of shares reserved for issuance is 2,250,000, of which 1,822,786 shares were available for future grant or award as of June 30, 2006. This plan allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted and unrestricted stock awards, performance stock awards, and other stock awards. As of June 30, 2006, a total of 783,957 options for common shares were outstanding from this plan as well as two previous stock option plans (both of which had also been approved by shareholders), and of these, a total of 472,394 options for common shares were vested and exercisable. The approximate unvested stock option expense as of June 30, 2006 that will be recorded as expense in future periods is $951,000. The weighted average time over which this expense will be recorded is approximately 22 months.

Statement of Financial Accounting Standards No. 123 (SFAS No. 123) was effective for the Company through June 30, 2005 and required, at a minimum, pro forma disclosures of expense for stock-based awards based on their fair values. See Note 1 for this information. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model. The below listed weighted average assumptions were used for grants in the periods indicated.

	2006	2005	2004
Dividend yield	**3.42%**	3.29%	2.16%
Expected volatility	**40%**	38%	47%
Risk-free interest rate	**5.1%**	3.3%	3.26%
Expected life	**6½ yrs.**	8 yrs.	4–9 yrs.

At June 30, 2006, the 51,800 options granted in fiscal 2006 to non-employee directors had exercise prices ranging from $14.36 to $17.02, fair values ranging from $4.89 to $5.63, and remaining contractual lives of approximately nine and one-half to ten years.

At June 30, 2005, the 377,000 options granted in fiscal 2005 to both employees and non-employee directors had exercise prices ranging from $8.55 to $10.71, fair values ranging from $3.50 to $4.26, and remaining contractual lives of about nine years.

At June 30, 2004, the 7,550 options granted during fiscal 2004 to employees and non-employee directors had exercise prices ranging from $9.60 to $12.99, fair values ranging from $3.33 to $5.40 per option, and remaining contractual lives of four to nine years.

SFAS No. 123(R) requires stock option expense to be recorded on the financial statements for all reporting periods beginning after June 15, 2005. Accordingly, expense of $428,000 was recorded in fiscal 2006. Total stock option expense in fiscal 2006 was $428,000. No similar expense was recorded in fiscal 2005. No equity compensation expense has been capitalized in inventory or fixed assets. The Company records stock option expense using a straight line Black-Scholes method with an estimated 10% forfeiture rate. The expected volatility of the Company's stock was calculated based upon the historic monthly fluctuation in stock price for a period approximating the expected life of option grants. The risk-free interest rate is the rate of a five year Treasury security at constant, fixed maturity on the approximate date of the stock option grant. The expected life of outstanding options is determined to be less than the contractual term for a period equal to the aggregate group of option holders' estimated weighted average time within which options will be exercised. It is the Company's policy that when stock options are exercised, new common shares shall be issued.

Information related to all stock options for the years ended June 30, 2006, 2005 and 2004 is shown in the table below:

	Twelve Months Ended June 30, 2006		
(Shares in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at 6/30/05	**923**	**$ 9.88**	
Granted	**52**	**$14.74**	
Forfeitures	**(18)**	**$10.25**	
Exercised	**(173)**	**$ 9.31**	
Outstanding at 6/30/06	**784**	**$10.32**	**6.4 years**
Exercisable at 6/30/06	**472**	**$10.11**	**5.0 years**

(Shares in thousands)	Twelve Months Ended June 30, 2005 Shares	Weighted Average Exercise Price
Outstanding at 6/30/04	667	$ 9.73
Granted	377	$ 9.97
Terminated	(8)	$11.57
Exercised	(113)	$ 9.16
Outstanding at 6/30/05	923	$ 9.88
Exercisable at 6/30/05	520	$ 9.63

(Shares in thousands)	Twelve Months Ended June 30, 2004 Shares	Weighted Average Exercise Price
Outstandingat 6/30/03	734	$ 9.74
Granted	7	$11.73
Terminated	(23)	$11.68
Exercised	(51)	$ 9.35
Outstanding at 6/30/04	667	$ 9.73
Exercisable at 6/30/04	487	$ 9.44

The total intrinsic value of options exercised during the years ended June 30, 2006, 2005 and 2004 was $1,306,000, $370,000 and $170,000, respectively.

The Company received $1,613,900 of cash from employees who exercised 173,280 options during the twelve months ended June 30, 2006. Additionally, the Company recorded $433,400 in fiscal 2006 as a reduction of federal income taxes payable, $425,300 as an increase in common stock, and $8,100 as a reduction of income tax expense related to the exercises of stock options in which the employees sold the common shares prior to the passage of twelve months from the date of exercise.

Information related to unvested stock options for the twelve months ended June 30, 2006 is shown in the table below:

(Shares in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractural Term
Outstanding unvested stock options at 6/30/05	**403**	**$10.20**	
Vested	**(121)**	**$10.73**	
Forfeitures	**(16)**	**$10.21**	
Granted	**46**	**$14.45**	
Outstanding unvested stock options at 6/30/06	**312**	**$10.62**	**8.5 years**

Stock Compensation Awards

The Company awarded a total of 2,532 common shares in fiscal 2006, valued at their approximate $41,400 fair market value on the date of issuance pursuant to the compensation programs for non-employee Directors who receive a portion of their compensation as an award of Company stock and employees who receive a nominal stock award following their twentieth employment anniversary. Stock compensation awards are made in the form of newly issued common shares of the Company.

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan providing for both Company contributions and participant deferrals of compensation. The Plan is fully funded in a Rabbi Trust. All Plan investments are in common shares of the Company. As of June 30, 2006 there were 34 participants with fully vested account balances. A total of 187,725 common shares with a cost of $1,957,500, and 185,535 common shares with a cost of $1,846,000 were held in the Plan as of June 30, 2006 and June 30, 2005, respectively, and, accordingly, have been recorded as treasury shares. The change in the number of shares held by this plan is the net result of share purchases and sales on the open stock market for compensation deferred into the Plan and for distributions to terminated employees. The Company does not issue new common shares for purposes of the Nonqualified Deferred Compensation Plan. The Company accounts for assets held in the non-qualified deferred compensation plan in accordance with EITF 97-14. As a result of the Company changing the distribution method for this deferred compensation plan in April 2004 from one of issuing shares of Company stock to terminated participants to one of issuing cash, it was determined that this plan was subject to variable accounting. Therefore, the shares in this plan were "marked-to-market" in the first quarter of fiscal 2006 and a $573,000 non-cash expense and long-term liability were recorded to reflect the $16.82 per share market price of the Company's common shares at September 9, 2005, the date this Plan was amended to provide for distributions to participants only in the form of common shares of the Company. Accordingly, no future "mark-to-market" expense will be required with respect to this plan. A similar expense of $775,000 was recorded in fiscal 2005. For the full fiscal year 2007, the Company estimates the Rabbi Trust for the Nonqualified Deferred Compensation Plan will make net repurchases in the range of 20,000 to 25,000 common shares of the Company. During fiscal years 2006 and 2005, the Company used approximately $373,000 and $181,000, respectively, to purchase common shares of the Company in the open stock market for either employee salary deferrals or Company contributions into the Nonqualified Deferred Compensation Plan. The Company does not currently repurchase its own common shares for any other purpose.

NOTE 10 - LEASES AND PURCHASE COMMITMENTS

The Company leases certain of its facilities and equipment under operating lease arrangements. Rental expense was $2,241,000 in 2006, $2,342,000 in 2005, and $1,920,000 in 2004. Minimum annual rental commitments under non-cancelable operating leases are: $2,006,000 in 2007, $1,374,000 in 2008, $416,000 in 2009, $16,000 in 2010, $15,000 in 2011, and $3,000 in 2012 and beyond. Purchase commitments of the Company totaled $22,700,000 as of June 30, 2006.

NOTE 11 - INCOME TAXES

The following information is provided for the years ended June 30:

(In thousands)	**2006**	2005	2004
Provision (benefit) for income taxes:			
Current			
U.S. federal	**$ 6,831**	$ 6,851	$ 3,383
State and local	**451**	778	643
Foreign	**(1)**	—	—
Total current	**7,281**	7,629	4,026
Deferred	**263**	608	1,081
Total provision for income taxes	**$ 7,544**	$ 8,237	$ 5,107
Components of income before income taxes:			
United States	**$21,992**	$22,873	$13,797
Foreign	**(5)**	—	—
Income before income taxes	**$21,987**	$22,873	$13,797
Reconciliation to federal statutory rate:			
Federal statutory tax rate	**35.0%**	35.0%	34.1%
State and local taxes, net of federal benefit	**1.7**	2.3	3.3
Federal and state tax credits	**(1.3)**	(0.3)	(0.8)
Goodwill and other	**(1.1)**	(1.0)	0.4
Effective tax rate	**34.3%**	36.0%	37.0%

The components of deferred income tax assets and (liabilities) at June 30, 2006 and 2005 are as follows:

(In thousands)	**2006**	2005
Reserves against current assets	**$ 678**	$ 1,007
Accrued expenses	**1,262**	1,130
Depreciation	**(5,078)**	(5,269)
Goodwill, acquisition costs and intangible assets	**977**	1,765
Deferred compensation	**1,052**	1,042
State net operating loss carryover	**816**	769
Income tax credits, net of federal benefit	**790**	776
Valuation reserve	**(622)**	(776)
Net deferred income tax asset (liability)	**$ (125)**	$ 444

Reconciliation to the balance sheets as of June 30, 2006 and 2005:

(In thousands)	**2006**	2005
Deferred income tax asset (liability) included in:		
Other current assets	**$ 1,940**	$ 2,137
Long-term deferred income tax liability	**(2,065)**	(1,693)
Net deferred income tax asset (liability)	**$ (125)**	$ 444

As of June 30, 2006 the Company had recorded a deferred New York state income tax asset in the amount of $816,000 related to the approximate $17.1 million state net operating loss carryover generated by the Company's LSI Lightron subsidiary. Additionally, as of June 30, 2006 the Company had recorded a deferred New York state income tax asset in the amount of $790,000, net of federal tax benefits, related to non-refundable state tax credits. The Company has determined that a valuation reserve of $622,000 against certain state deferred tax assets is required as of June 30, 2006 because the Company has determined in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109) that these assets will, more likely than not, not be realized. The Company will continue to monitor the operations of this subsidiary to evaluate any potential need to change this valuation reserve. In the prior year, the Company had recorded a valuation reserve of $776,000 against income tax credits, net of federal tax benefit, as it had determined that the income tax credits would, more likely more not, not be realized.

NOTE 12 - SUPPLEMENTAL CASH FLOW INFORMATION

(In thousands)	**2006**	2005	2004
Cash payments:			
Interest	**$ 36**	$ 257	$ 248
Income taxes	**$ 6,916**	$7,704	$2,360
Issuance of common shares as compensation	**$ 41**	$ 55	$ —
Issuance of common shares for an acquisition	**$20,382**	$ —	$ —

NOTE 13 - LOSS CONTINGENCY RESERVE

The Company is party to various negotiations and legal proceedings arising in the normal course of business, most of which are dismissed or resolved with minimal expense plus the Company's legal fees. As of June 30, 2006 the Company is the defendant in a complex lawsuit alleging patent infringement with respect to some of the Company's menu board systems sold over the past nine years. The Company is defending this case vigorously. In the progress of this case, the Company made a reasonable settlement offer and, accordingly, recorded a loss contingency reserve in the amount of $590,000 (approximately $.02 per share, diluted) in the third quarter of fiscal 2005. This settlement offer was not accepted by the plaintiff and the Company received a counter offer of $4.1 million to settle the majority of the alleged patent infringement. A non-binding mediation was held in the second quarter of fiscal 2006 to determine if the parties could reach a settlement before the lawsuit proceeds to court. No settlement was reached. The Company is now engaged in pre-trial discovery and depositions. There is the possibility that final resolution of this matter could result in an additional loss in excess of the presently established loss reserve. Management is not able to estimate the likelihood or amount of such additional loss, or a range of additional loss. However, management believes that while the ultimate disposition of this matter and such potential additional loss could have a material adverse effect on the Company's results from operations and cash flows in the period in which it is recorded or paid, no such charge would have a material adverse effect on the Company's financial position or liquidity. Should this patent infringement case be resolved against the Company, it would be likely that the Company would be responsible to make royalty payments to the plaintiff at a currently unknown percentage of future menu board system sales. Additionally, the Company is contingently liable for $77,000 of lease payments in fiscal 2007 related to two office facilities currently being fully subleased to two different independent third parties.

NOTE 14 – RELATED PARTY TRANSACTIONS

The Company has recorded expense for the following related party transactions in the fiscal years indicated (amounts in thousands):

(In thousands)	**2006**	2005	2004
Keating Muething & Klekamp PLL	**$243**	$215	$166
American Engineering and Metal Working	**$700**	$519	$ 20
McRye Developement	**$ 23**	$ 5	$ 76

As of the balance sheet date indicated, the Company had the following liabilities recorded with respect to related party transactions (amounts in thousands):

	June 30, 2006	June 30, 2005
Keating Muething & Klekamp PLL	**$30**	$ 9
American Engineering and Metal Working	**$25**	$50

The law firm of Keating Muething & Klekamp PLL, of which one of the Company's independent outside directors is a senior partner, is the Company's primary outside law firm providing legal services in most all areas required other than patents and intellectual property. The manufacturing firm of American Engineering and Metal Working, which is owned and operated by the son of the president of the Company's Graphics Segment, provides metal fabricated components. McRye Development, which is owned and operated by the brother of the president of the Graphics Segment, provides installation subcontracting services. All related parties provide the Company either products or services at market-based arms-length prices.

NOTE 15 - ACQUISITION

The Company acquired substantially all the net assets of SACO Technologies, Inc. on June 26, 2006, which it renamed LSI Saco Technologies. The purchase price was $45.0 million, consisting of $23.2 million in cash, 1,419,355 common shares of LSI Industries valued at $20.4 million (at $14.36 per share, the closing price on the date of acquisition), and approximately $1.2 million in transaction costs, which primarily consisted of financial advisory, legal and accounting services, and bank debt prepayment fees. The new subsidiary will continue to operate in Montreal, Canada as a worldwide leader and pioneer in the design, production, and support of high-performance light engines and large format video screens using LED (light emitting diode) technology. LSI Saco Technologies will offer its customers expertise in developing and utilizing high-performance LED color and white lightsource solutions for both lighting and graphics applications. The Company acquired SACO Technologies primarily in order obtain LED technology and also to enter into the large format video screen business for the sports and entertainment markets. This LED technology has significant potential for the Company's Lighting Segment to be combined with the Company's existing lighting fixture expertise and technology to develop a broad spectrum of white light LED fixtures that will offer equivalent or improved lighting performance with significant energy and maintenance savings as compared to the present metal halide and fluorescent lighting fixtures. Additionally, this LED technology is used in the Company's Graphics Segment to light, accent and provide color lighting to graphics display and visual image programs of the Company's customers.

The acquisition has been accounted for as a purchase, effective on the date of acquisition. The total purchase price exceeded the estimated fair value of net assets by approximately $42.7 million. This will be recorded as various identified intangible assets and goodwill when the valuation of such assets has been completed. Until such time as the valuation study is complete, the total value will be reported as goodwill on the Company's balance sheet. Identified intangible assets will be amortized beginning July 1, 2006 over appropriate lives, whereas goodwill will not be amortized to expense on the Company's financial statements. Goodwill related to LSI Saco will be included in assets of the Technology business segment. Half of this goodwill is amortizable to expense for Canadian tax purposes. The purchase price allocation was based upon preliminary estimates of the fair value of the assets acquired and may be adjusted at a later date pending completion of appraisals and other analysis. These adjustments could be material. The Company's consolidated financial statements for fiscal 2006 include the results of LSI Saco Technologies in the Technology Segment from the June 26, 2006 date of acquisition.

The cost to acquire LSI Saco Technologies has been allocated to the assets acquired and liabilities assumed according to estimated fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at June 26, 2006.

(In thousands)	
Current assets	$12,408
Property, plant & equipment	3,888
Goodwill and intangible assets	42,685
Current liabilities	(10,215)
Long-term debt	(3,741)
Total purchase price	$45,025

The following table sets forth the unaudited proforma results of operations of the Company for the years ended June 30, 2006 and 2005, respectively. The unaudited proforma financial information summarizes the results of operations for the periods indicated as if the SACO Technologies acquisition had occurred at the beginning of the first period presented. The proforma information contains the actual combined operating results of the Company and SACO Technologies, with results prior to the acquisition date adjusted to eliminate transactions between LSI and SACO, to adjust the facility lease expense to reflect the terms of a renegotiated lease agreement, and to add estimated interest expense on the amount financed for the acquisition. These proforma results do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred at the beginning of the first period presented, or that may be obtained in the future.

(Proforma; unaudited; in thousands, except per share amounts)	**2006**	2005
Net sales	**$293,323**	$293,933
Net income	**$ 14,128**	$ 15,292
Diluted earnings per share	**$ 0.65**	$ 0.71

NOTE 16 - SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(In thousands except per share data)	Quarter Ended				
	Sept. 30	Dec. 31	March 31	June 30	Fiscal Year
2006					
Net sales	$70,900	$73,322	$64,504	$71,744	$280,470
Gross profit	18,712	18,837	15,053	18,811	71,413
Net Income	3,669	3,906	2,415	4,453	14,443
Earnings per share					
Basic	$ 0.18	$ 0.20	$ 0.12	$ 0.22	$ 00.72
Diluted	$ 0.18	$ 0.19	$ 0.12	$ 0.22	$ 00.71
Range of share prices					
High	$ 19.15	$ 19.94	$ 17.09	$ 18.56	$ 19.94
Low	$ 13.82	$ 15.16	$ 12.71	$ 12.00	$ 12.00
2005					
Net sales	$68,335	$74,299	$67,814	$71,992	$282,440
Gross profit	17,805	20,006	15,379	19,106	72,296
Net Income	3,316	4,792	2,422	4,106(a)	14,636
Earnings per share					
Basic	$ 0.17	$ 0.24	$ 0.12	$ 0.21	$ 0.74
Diluted	$ 0.17	$ 0.24	$ 0.12	$ 0.20	$ 0.73
Range of share prices					
High	$ 11.62	$ 11.50	$ 12.09	$ 14.36	$ 14.36
Low	$ 8.40	$ 9.48	$ 9.84	$ 10.85	$ 8.40
2004					
Net sales	$59,099	$64,116	$51,500	$66,690	$241,405
Gross profit	15,223	18,231	11,810	14,258(c)	59,522
Net income	2,601	4,006	920	1,163	8,690
Earnings per share					
Basic	$ 0.13	$ 0.20	$ 0.05	$ 0.06	$ 0.44
Diluted	$ 0.13	$ 0.20	$ 0.05	$ 0.06	$ 0.43(b)
Range of share prices					
High	$ 11.95	$ 13.63	$ 14.79	$ 13.03	$ 14.79
Low	$ 8.40	$ 10.19	$ 11.15	$ 9.00	$ 8.40

(a) The fourth quarter of fiscal 2005 includes a $775,000 non-cash expense ($469,000 net of taxes) associated with "marking-to-market" the Company's common shares held in its non-qualified deferred compensation plan in accordance with variable accounting procedures.

(b) The total of the earnings per share for each of the four quarters does not equal the total earnings per share for the full year because the calculations are based on the average shares outstanding during each of the individual periods.

(c) The fourth quarter of fiscal 2004 includes $1,086,000 of net unfavorable inventory adjustments in the Lighting Segment.

At August 18, 2006, there were 379 shareholders of record. The Company believes this represents approximately 3,000 beneficial shareholders

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of LSI Industries Inc. is responsible for the preparation and accuracy of the financial statements and other information included in this report. LSI's Management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rules 13a-15(f). Under the supervision and with the participation of Management, including LSI's principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of June 30, 2006, based on the criteria set forth in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have not conducted an assessment of internal control over financial reporting at LSI Saco Technologies, which was acquired on June 26, 2006. LSI Saco Technologies had approximately $57.8 million of the Company's total assets as of June 30, 2006 and $1.2 million of the Company's total net sales in fiscal 2006.

A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the reality that judgments in decision making can be faulty, the possibility of human error, and the circumvention or overriding of the controls and procedures.

In meeting its responsibility for the reliability of the financial statements, the Company depends upon its system of internal accounting controls. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly authorized and recorded. The system is supported by policies and guidelines, and by careful selection and training of financial management personnel. The Company also has a Disclosure Controls Committee, whose responsibility is to help ensure appropriate disclosures and presentation of the financial statements and notes thereto. Additionally, the Company has an Internal Audit Department to assist in monitoring compliance with financial policies and procedures.

The Board of Directors meets its responsibility for overview of the Company's financial statements through its Audit Committee which is composed entirely of independent Directors who are not employees of the Company. The Audit Committee meets periodically with Management and Internal Audit to review and assess the activities of each in meeting their respective responsibilities. Deloitte & Touche LLP has full access to the Audit Committee to discuss the results of their audit work, the adequacy of internal accounting controls, and the quality of financial reporting.

Based on LSI's evaluation, the Company's principal executive officer and principal financial officer concluded that internal control over financial reporting was effective as of June 30, 2006. Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is presented in these financial statements has issued an attestation report on Management's assessment of the Company's internal control over financial reporting.



Robert J. Ready
President and Chief Executive Officer
(Principal Executive Officer)



Ronald S. Stowell
Vice President, Chief Financial Officer, and Treasurer
(Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LSI Industries Inc.:

We have audited the accompanying consolidated balance sheet of LSI Industries Inc. and subsidiaries (the "Company") as of June 30, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LSI Industries Inc. and subsidiaries as of June 30, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1, on July 1, 2005 the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," using the modified prospective method of application.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 8, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



Cincinnati, Ohio
September 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LSI Industries Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that LSI Industries Inc. (the "Company") maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at LSI Saco Technologies Inc. ("LSI Saco"), which was acquired on June 26, 2006 and whose financial statements reflect total assets and revenues constituting 26% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2006. Accordingly, our audit did not include the internal control over financial reporting at LSI Saco. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2006 of the Company and our report dated September 8, 2006 (which includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," on July 1, 2005) expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte + Touche LLP

Cincinnati, Ohio
September 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of LSI Industries Inc.

We have audited the accompanying consolidated balance sheets of LSI Industries Inc. (an Ohio Corporation) and subsidiaries as of June 30, 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSI Industries Inc. and subsidiaries as of June 30, 2005, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LSI Industries Inc.'s internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 19, 2005 expressed an unqualified opinion therein.



Cincinnati, Ohio
August 19, 2005

SELECTED FINANCIAL DATA

The following data has been selected from the Consolidated Financial Statements of the Company for the periods and dates indicated:

Income Statement Data:

(In thousands except per share)	**2006**	2005	2004	2003	2002
Net sales	**$280,470**	$282,440	$241,405	$213,133	$259,261
Cost of products sold	**209,057**	210,144	181,883	157,966	186,838
Operating expenses	**49,898**	49,084	45,488	43,801	49,039
Goodwill impairment	**—**	186	—	—	—
Operating income	**21,515**	23,026	14,034	11,366	23,384
Interest (income)	**(550)**	(64)	(23)	(259)	(51)
Interest expense	**78**	217	260	378	575
Income before income taxes	**21,987**	22,873	13,797	11,247	22,860
Income taxes	**7,544**	8,237	5,107	3,454	8,674
Income before cumulative effect of accounting change	**14,443**	14,636	8,690	7,793	14,186
Cumulative effect of accounting change, net of tax (a)	**—**	—	—	18,541	—
Net income (loss)	**$ 14,443**	$ 14,636	$ 8,690	$ (10,748)	$ 14,186
Earnings per common share before cumulative effect of accounting change					
Basic	**$ 0.72**	$ 0.74	$ 0.44	$ 0.40	$ 0.72
Diluted	**$ 0.71**	$ 0.73	$ 0.43	$ 0.39	$ 0.71
Earnings (loss) per common share					
Basic	**$ 0.72**	$ 0.74	$ 0.44	$ (0.55)	$ 0.72
Diluted	**$ 0.71**	$ 0.73	$ 0.43	$ (0.54)	$ 0.71
Cash dividends paid per share	**$ 0.56**	$ 0.37	$ 0.26	$ 0.19	$ 0.19
Weighted average common shares					
Basic	**20,194**	19,782	19,717	19,708	19,644
Diluted	**20,429**	20,087	20,038	19,923	20,059

Balance Sheet Data:

(At June 30; in thousands)	**2006**	2005	2004	2003	2002
Working capital	**$ 66,787**	$ 67,189	$ 64,724	$ 59,633	$ 55,793
Total assets	**224,401**	172,637	174,732	162,776	189,842
Long-term debt, including current maturities	**16,593**	—	11,554	14,084	18,053
Shareholders' equity	**164,985**	138,040	128,863	124,905	139,349

CORPORATE INFORMATION

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Cincinnati, Ohio

Legal Counsel
Keating Muething & Klekamp PLL
Cincinnati, Ohio

Transfer Agent and Registrar
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602

Annual Meeting
The LSI Industries Inc. annual shareholders' meeting will be held Tuesday, November 14, 2006 at 10:00 a.m. at the Company's corporate offices located at 10000 Alliance Road, Cincinnati, Ohio.

Dividend Reinvestment Plan
The LSI Industries Automatic Dividend Reinvestment and Stock Purchase Plan offers registered shareholders and employees an opportunity to purchase additional shares through automatic dividend reinvestment and/or optional cash investments. For additional information, contact:

Computershare Trust Co., Inc.
2 North LaSalle Street
Chicago, Illinois 60602
(866) 770-0656
E-mail: web.queries@computershare.com
Internet: www.computershare.com

Form 10-K
Shareholders may obtain the 2006 Annual Report on Form 10-K as filed with the Securities and Exchange Commission without charge by writing to:

Investor Relations Manager
LSI Industries Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

Market for the Company's Common Shares
LSI Industries Inc. Common Shares are traded on the NASDAQ Global Select Market under the symbol LYTS.

Internet Site
The LSI Industries site on the Internet, www.lsi-industries.com, contains the Company's 10-K and 10-Q filings, proxy statements, other SEC filings, annual reports, news releases, stock prices, and a variety of other information about LSI Industries and its products and services.

OPERATING FACILITIES

Location		Telephone Number	Operations/Products & Services
Lighting Segment			
Ohio	Cincinnati	513-793-3200	Lighting
California	Fontana	909-357-0725	Distribution center
Kansas	Kansas City	913-281-1100	Lighting
Kentucky	Independence	859-342-9944	Metal fabrication
New York	New Windsor	845-220-3200	Lighting
Tennessee	Manchester	931-723-4442	Electrical wire harnesses
Texas	Dallas	972-466-1133	Lighting
Graphics Segment			
Ohio	North Canton	330-494-9444	Graphics; project management services
	Cincinnati	513-793-3200	Menu boards
Kentucky	Independence	859-342-9944	Menu boards
North Carolina	Charlotte	704-588-3850	Project management services
Rhode Island	Woonsocket	401-766-7446	Graphics
Texas	Houston	713-744-4100	Graphics
Technology Segment			
Canada	Montreal	514-745-0310	LED lighting and video screens

BOARD OF DIRECTORS

Robert J. Ready
President, Chief Executive Officer & Chairman of the Board
Chairman of Executive Committee

James P. Sferra
Secretary - LSI Industries Inc.
Executive Vice President - Manufacturing
Member of Executive Committee

Gary P. Kreider
Senior Partner of Keating Muething & Klekamp PLL, Cincinnati, Ohio
Member of Compensation Committee
Chairman of Nominating and Corporate Governance Committee

Dennis B. Meyer
Director of Midmark Corporation, Versailles, Ohio
Member of Audit Committee
Chairman of Compensation Committee
Member of Nominating and Corporate Governance Committee

Wilfred T. O'Gara
Chief Executive Officer – The O'Gara Group, Inc., Cincinnati, Ohio
Chairman of Audit Committee
Member of Compensation Committee
Member of Nominating and Corporate Governance Committee

Mark A. Serrianne
Chief Executive Officer - Northlich, Inc., Cincinnati, Ohio
Member of Audit Committee
Member of Compensation Committee
Member of Nominating and Corporate Governance Committee

CORPORATE OFFICERS AND EXECUTIVE MANAGEMENT

Robert J. Ready
President and Chief Executive Officer

James P. Sferra
Secretary; Executive Vice President - Manufacturing

Ronald S. Stowell
Vice President, Chief Financial Officer, and Treasurer

Fred D. Jalbout
President LSI Technology Solutions *Plus*

David W. McCauley
President LSI Graphic Solutions *Plus*

Scott D. Ready
President LSI Lighting Solutions *Plus*


lsi
Industries™

LSI Industries Inc.
10000 Alliance Road
Cincinnati, Ohio 45242
513-793-3200 ◦ fax 513-791-0813
www.lsi-industries.com